Lincoln Financial Group 150 N. Radnor-Chester Road Radnor, Pennsylvania 19087

Phone:	484-583-8083
Email:	kristen.winsko@LFG.com

March 3, 2017

VIA EDGAR

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	PEA No.:	176
	Series:	As Listed on Schedule A

Dear Mr. Zapata:

On behalf of the Registrant, electronically transmitted for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), is Post-Effective Amendment No. 178 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act and Amendment No. 176 to the Registration Statement under the Investment Company Act of 1940, as amended (the “Investment Company Act”). This Registration Statement relates to existing series of the Registrant (the “Trust”), as listed on Schedule A, and is being filed solely reflect a revised managed volatility strategy and new sub-adviser for implementing that strategy. We hereby request, on behalf of the Registrant, that the Amendment receive selective review from the SEC staff regarding the changes noted in this selective review request. Our request is made in accordance with “Revised Procedures for Processing Registration Statements,” SEC Release Nos. 33-6510 and IC-13768 (Feb. 15, 1984).

The Registrant’s adviser has retained SSGA Funds Management, Inc. (“SSGA FM” or “overlay manager”) as sub-adviser to the Fund to implement the revised managed volatility strategy. This managed volatility strategy generally consists of selling (short) positions in exchange-traded futures contracts to manage overall portfolio volatility and seek to reduce the impact on the Fund’s portfolio of significant market downturns during periods of high volatility. Under normal market conditions, less than 10% of the Fund’s net assets will be used for the managed volatility strategy. The Fund’s investment objective and principal risks are not different from the disclosures that the Registrant previously filed in an amendment to the Registration Statement with respect to the Fund.

In connection with its request for selective review, the Registrant makes the following representations:

●	Selective review would serve to expedite the review process for the Registrant, as well as use the staff’s time and resources more effectively.

●	The material changes in the Amendment are limited to the Template Disclosure and certain other related disclosures.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with your comments.

Sincerely,

/s/ Kristen N. Winsko
Kristen N. Winsko, Esq.
Senior Counsel—Funds Management

cc:        Ronald A. Holinsky, Chief Counsel

Lincoln Variable Insurance Products Trust (“Trust”)

Schedule A

Series Name	Series Number
LVIP SSGA Global Tactical Allocation Managed Volatility Fund	S000002811
LVIP Blended Large Cap Growth Managed Volatility Fund	S000002813
LVIP BlackRock Dividend Value Managed Volatility Fund	S000002815
LVIP Blended Mid Cap Managed Volatility Fund	S000015972
LVIP Franklin Templeton Global Equity Managed Volatility Fund	S000015976
LVIP JPMorgan Select Mid Cap Value Managed Volatility Fund	S000015977
LVIP Dimensional U.S. Equity Managed Volatility Fund	S000031867
LVIP Dimensional International Equity Managed Volatility Fund	S000031868
LVIP MFS International Equity Managed Volatility Fund	S000040168
LVIP SSGA Large Cap Managed Volatility Fund	S000040170
LVIP American Century Select Mid Cap Managed Volatility Fund	S000042336
LVIP Blended Core Equity Managed Volatility Fund	S000042337
LVIP Franklin Templeton Value Managed Volatility Fund	S000042339
LVIP Invesco Select Equity Managed Volatility Fund	S000042340
LVIP Invesco Diversified Equity-Income Managed Volatility Fund	S000042341
LVIP SSGA International Managed Volatility Fund	S000042342
LVIP Multi-Manager Global Equity Managed Volatility Fund	S000045005
LVIP ClearBridge Large Cap Managed Volatility Fund	S000048563